Exhibit 2.1

[Translation]

Certificate of Common Stock of Woori Bank

One Share

Name of the Company:	Woori Bank

Date of establishment:	June 19, 1911

Number of authorized shares:	5 billion

Price per share:	￦5,000

Type of share:	Registered common stock

Date of issuance:	November 3, 2014

This certificate has been delivered to the person whose name is stated on the reverse of this certificate for the purpose of certifying that he/she is the holder of one share of the Company’s common stock pursuant to the Company’s Articles of Incorporation.

Woori Bank

Representative Director, Soon-Woo Lee